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                                                                   EXHIBIT 99.02

INDUSTRIAL SCIENTIFIC
- --------------------------------------------------------------------------------
  CORPORATION                1001 Oakdale Road         Phone 412-788-4353
                             Oakdale, PA 15071-1500    1-800-DETECTS (338-3287)
                             USA                       Fax 412-788-8353




Date:    May 16, 1996

Release: Immediately

Contact: James P. Hart, Vice President Finance
         Chief Financial Officer
         412-788-4353


                       INDUSTRIAL SCIENTIFIC CORPORATION
               ANNOUNCES FISCAL YEAR 1996 FIRST QUARTER RESULTS

PITTSBURGH, PA -- May 16, 1996 -- Industrial Scientific Corporation (NASDAQ/NMS symbol:ISCX) today reported record sales for the first quarter ended April 27, 1996. Sales totaled $9,361,000, an increase of $503,000 or 5.7% over first quarter sales in fiscal 1995 of $8,858,000, which was the previous high for the Company. Sales for the quarter increased $916,000 or 10.8% over sales for the fourth quarter of fiscal 1995. Net income for the quarter totaled $1,120,000 ($0.33 per share), virtually even with net income for the first quarter 1995 of $1,141,000 ($0.34 per share).

Kent D. McElhattan, President and CEO stated, "Increased sales for the first quarter resulted from the strategic initiative we made in 1994 to increase selling efforts internationally. We are beginning to see positive results from intensive and expensive investments made over the last eighteen months to establish Industrial Scientific as a worldwide supplier. I am pleased with net income at 12.0% of sales, given the substantial expenses incurred in new product development efforts, including the MG2100 Portable Mass Spectrometer. Industrial Scientific is committed to making these necessary investments to expand product offerings, increase market participation and deliver cost-effective solutions to customers."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells portable gas monitoring instruments and other technical products for the preservation of life and property.


                              O U R  M I S S I O N
[ ISO9001 ]      Design-Manufacture-Sell: Highest quality products
|-------- |             for the preservation of human life
[CERTIFIED]          Provide: Best customer service available




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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES


                       Condensed Statement of Operations
                                  (Unaudited)
                   (In thousands, except per share amounts)



                                              Three Months Ended
                                           4/27/96          4/29/95
Net Sales                                  $9,361           $8,858
Gross Profit                                5,075            4,716
Operating Profit                            1,571            1,633
Net Income                                  1,120            1,141

Net income per
 common share                               $0.33            $0.34

Weighted average number
 of common and common
 equivalent shares outstanding              3,381            3,384

